                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 4)*

                            COLORADO MEDTECH, INC.
                            ----------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                         Title of Class of Securities

                                 19652U 10  4
                                 ------------
                                (CUSIP Number)

T. Richard Riney, Vice President and General Counsel, Ventas, Inc., 3300 Aegon
 Center, 400 West Market Street, Louisville, Kentucky 40202    (502) 596-7300
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                April 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 19652U  10  4           SCHEDULE 13D                 Page 2 of 7 Pages
--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS           Ventas, Inc. (formerly Vencor, Inc.)
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    61-1055020
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   Instructions)

    Not applicable
    (a)
       ----

    (b)
       ----
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    Not applicable.

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   PURSUANT TO ITEMS
2(d) or 2(e)

    Not applicable.
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY           (7)  SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                   -0-
WITH
                                        (8)  SHARED VOTING POWER
                                                 -0-

                                        (9)  SOLE DISPOSITIVE POWER
                                                 -0-

                                        (10) SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         -0-

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See instructions)
     Not applicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           -0-

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See instructions)
           CO

CUSIP No. 19652U  10  4                                        Page 3 of 7 Pages
                                  AMENDMENT NO. 4
                                        TO
                                   SCHEDULE 13D
                                  OF VENTAS, INC.

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D, dated December 3, 1993, Amendment No. 1 to Schedule 13D, dated May 13, 1994, Amendment No. 2 to Schedule 13D, dated July 11, 1994, and Amendment No. 3 to
Schedule 13D, dated May 27, 1997, filed by Ventas, Inc., (formerly Vencor, Inc.), with respect to the common stock, no par value, of Colorado MEDtech, Inc. Such Schedule 13D is hereby amended to add or replace information as specified below to the items indicated. This Amendment is being filed to indicate that Ventas no longer beneficially owns any securities of the Issuer.

ITEM 1.  SECURITY AND ISSUER.
         --------------------

     This Schedule 13D relates to shares of common stock, no par value per share (the "Common Stock"), of Colorado MEDtech, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 6175 Longbow Drive, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

     (a) This Amendment No. 4 to Schedule 13D is being filed by Ventas, Inc., a Delaware corporation ("Ventas").

     (b) The address of the principal business and the principal office of Ventas is 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202. The principal business of Ventas is real estate holdings.

     (c) The name, business address, principal occupation or employment of each director and executive officer of Ventas is set forth in the table below.


                                OFFICE AND
          NAME             PRINCIPAL OCCUPATION           BUSINESS ADDRESS
          ----             --------------------           ----------------

   W. Bruce Lunsford    Chairman of the Board,            3300 Aegon Center
                        and Chief Executive Officer of    400 West Market Street
                        Ventas; Director of Ventas        Louisville, KY  40202

CUSIP No. 19652U 10 4                                     Page 4 of 7 Pages

Thomas T. Ladt      President and Chief Operating       3300 Aegon Center
                    Officer of Ventas; Director of      400 West Market Street
                    Ventas                              Louisville, KY  40202



T. Richard Riney    Vice President and General          3300 Aegon Center
                    Counsel of Ventas                   400 West Market Street
                                                        Louisville, KY  40202


Walter F. Beran     Chairman of Pacific Alliance        515 South Flower Street
                    Group, a merger and acquisition     Los Angeles, CA  90071
                    services firm; Director of Ventas


Greg D. Hudson      President of Hudson Chevrolet-      Highway 41A North
                    Oldsmobile, Inc.; Director of       Providence, KY  42450
                    Ventas
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CUSIP No. 19652U 10 4                                      Page 5 of 7 Pages

Ronald G. Geary     President and Chief Executive       10140 Linn Station Road
                    Officer of Res-Care, Inc.;          Louisville, KY  40223
                    Director of Ventas


R. Gene Smith       Chairman of the Board of Taco       3600 National City Tower
                    Tico, Inc., an operator of          101 South Fifth Street
                    Mexican fast-food restaurants;      Louisville, KY  40202
                    Managing General Partner of
                    Direct Programming Services, a
                    marketer of direct broadcast
                    satellite television services
                    since 1993; Director and Vice
                    Chairman of Ventas



     (d) Each of the above listed directors and executive officers of Ventas is a United States citizen.

     (e) Neither Ventas nor any of its respective directors or executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor are any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 19652U 10 4                                       Page 6 of 7 Pages


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
         ---------------------------------------------------

     Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

     Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

     On April 30, 1998, Ventas (formerly Vencor, Inc.) completed a corporate reorganization in which it transferred all of the securities of the Issuer held by it to Vencor, Inc. (formerly Vencor Healthcare, Inc.) ("New Vencor"). At the time of the transfer, New Vencor was a wholly owned subsidiary of Ventas. Following this transfer, Ventas distributed all of the stock of New Vencor to the common stockholders of Ventas. Ventas ceased to be a reporting person on April 30, 1998.

CUSIP No. 19652U 10 4                                          Page 7 of 7 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

     None


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 1998
                                        VENTAS, INC.


                                        By: /s/ W. Bruce Lunsford
                                            ----------------------------
                                        W. Bruce Lunsford, Chairman of the Board
                                           and Chief Executive Officer